Exhibit 99.1

Renren Announces Court Approval of Settlement
Regarding Shareholder Derivative Litigation

PHOENIX, June 10, 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a SaaS company, today announced that a hearing was held on June 9, 2022 before the New York State Supreme Court, Commercial Division (the “Court”) for the consolidated shareholder derivative lawsuits captioned In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.) (the “Action”) to consider the motion of the Plaintiffs to approve the Stipulation of Settlement dated October 7, 2021, as amended by an Amendment to Stipulation of Settlement dated May 27, 2022 (the “Amended Stipulation”) settling the Action. The Amend Stipulation can be found in the exhibits to the Form 6-K that the Company furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 8, 2021 and May 27, 2022, respectively. At the hearing, the Court announced that it intended to grant the motion to approve the Amended Stipulation. The judge issued a Final Order and Judgment on June 9, 2022, which will be included as an exhibit to the Form 6-K that the Company intends to promptly furnish to the SEC thereafter, attaching this press release as an exhibit thereto.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several U.S.-based SaaS businesses including Chime, an all-in-one CRM and sales acceleration platform designed to help real estate professionals close more deals faster, and Trucker Path, a suite of applications and dispatch services commercial truck drivers use to plan trips, navigate, and operate their business. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com